Exhibit (a)(5)(D)

XOMA Corporation Announces Closing of Tender Offer

Kinnate Stockholders to Receive $2.5879 Per Share in Cash Plus Contingent Value Right

EMERYVILLE, Calif., April 3, 2024 (GLOBE NEWSWIRE) – XOMA Corporation (NASDAQ: XOMA) (“XOMA” or the “Company”), a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health, today announced the Company has successfully completed its previously announced tender offer to acquire all outstanding shares of Kinnate Biopharma Inc. (NASDAQ: KNTE) common stock for a price per share of $2.5879 in cash (the “Cash Amount”), plus one non-tradeable contingent value right (“CVR” and together with the Cash Amount, the “Offer Price”) representing the right to receive 85% of the net proceeds from any out license or sale of Kinnate programs effected within one year of closing of the merger and 100% of the net proceeds resulting from Kinnate’s sale of exarafenib and other pan-RAF program assets to Pierre Fabre Laboratories, as announced on March 1, 2024.

The tender offer and related withdrawal rights expired one minute after 11:59 p.m. Eastern Time on Tuesday, April 2, 2024 (the “Expiration Date”). As of the Expiration Date, a total of 38,258,681 shares of Kinnate common stock were validly tendered, and not validly withdrawn, representing approximately 81% of the outstanding shares of Kinnate common stock as of the Expiration Date. As of the Expiration Date, the number of shares validly tendered in accordance with the terms of the tender offer and not validly withdrawn satisfied the minimum tender condition, and all other conditions to the tender offer were satisfied or waived. Immediately after the Expiration Date, XOMA irrevocably accepted for payment all shares validly tendered and not validly withdrawn and expects to promptly pay for such shares.

Following the closing of the tender offer, XOMA merged Kinnate with and into a subsidiary, XRA 1 Corp. (the “Merger”), and all shares of Kinnate common stock that had not been validly tendered were converted into the right to receive the Offer Price. As a result of the Merger, Kinnate became a wholly owned subsidiary of XOMA. Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on April 3, 2024, all shares of Kinnate common stock will cease trading on Nasdaq, and Kinnate intends promptly to cause such shares to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

Advisors

XOMA was represented by Gibson, Dunn & Crutcher LLP. Leerink Partners acted as lead financial advisor and Wilson Sonsini Goodrich & Rosati acted as legal counsel to Kinnate. Lazard also acted as a financial advisor to Kinnate.

About XOMA Corporation

XOMA is a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health. XOMA acquires the potential future economics associated with pre-commercial therapeutic candidates that have been licensed to pharmaceutical or biotechnology companies. When XOMA acquires the future economics, the seller receives non-dilutive, non-recourse funding they can use to advance their internal drug candidate(s) or for general corporate purposes. The Company has an extensive and growing portfolio of milestone and royalty assets (asset defined as the right to receive potential future economics associated with the advancement of an underlying therapeutic candidate). For more information about the Company and its portfolio, please visit www.xoma.com.

EXPLANATORY NOTE: Any references to “portfolio” in this press release refer strictly to milestone and/or royalty rights associated with a basket of drug products in development. Any references to “assets” in this press release refer strictly to milestone and/or royalty rights associated with individual drug products in development.

About Kinnate Biopharma Inc.

Kinnate Biopharma Inc. is a clinical-stage precision oncology company founded with a mission to inspire hope in those battling cancer by expanding on the promise of targeted therapies. Kinnate concentrates its efforts on addressing known oncogenic drivers for which there are currently no approved targeted therapies and to overcome the limitations associated with existing cancer therapies, such as non-responsiveness or the development of acquired and intrinsic resistance.

Forward-Looking Statements/Explanatory Notes

Certain statements contained in this press release are forward-looking statements, including statements regarding the payment and timing of payment of the Offer Price to former Kinnate common stockholders and the ability and timing of delisting of Kinnate’s common stock. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “approximately,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions. These forward-looking statements are not a guarantee of XOMA’s performance, and you should not place undue reliance on such statements. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks including the risk that XOMA does not achieve anticipated net cash after winding down Kinnate’s operations and concluding remaining clinical trial activities, the risk that XOMA is unable to develop or otherwise enter into dispositions related to the Kinnate programs, and risks that the timing of the payment or delisting may be delayed. Other potential risks to XOMA meeting these expectations are described in more detail in XOMA’s most recent filing on Form 10-K and in other filings with the Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov. Any forward-looking statement in this press release represents XOMA’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

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XOMA Investor Contact	XOMA Media Contact
Juliane Snowden	Kathy Vincent
XOMA Corporation	KV Consulting & Management
+1 646-438-9754	+1 310-403-8951
juliane.snowden@xoma.com	kathy@kathyvincent.com